UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 12, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

12 August 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

On 12 August 2026, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020 and Smith & Nephew Restricted Share Plan 2024.

VESTING OF 2023 PERFORMANCE SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020 SHARE AWARD AGREEMENT

The awards vested on 12 August 2026 and a number of Shares were sold to cover the tax liability arising on the vesting. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.  The table below sets out the number of shares under award which vested.  The remaining shares under award have lapsed.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of awards under the Smith & Nephew GSP 2020 Share Award Agreement followed by the sale of shares to cover the relevant tax liabilities.
Date of Transaction	12 August 2026
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.096264	23,202 (of which 9,163 were sold and 14,039 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

Philip Horner
Group Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 12, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary